Exhibit 99.2

REE AUTOMOTIVE LTD.

Kibbutz Glil-Yam 4690500, Israel

Dear Shareholder,

On September 16, 2022, REE Automotive Ltd. (the “Company”) announced that its Annual General Meeting of shareholders would be held on October 21, 2022 (the “Notice” and “Meeting”, respectively), and mailed the proxy materials for the Meeting to its shareholders.

On September 21, 2022, in accordance with the proxy materials and Israeli law, The Phoenix Holdings Ltd. (“Phoenix”), which beneficially owned 26,671,811 of the Company’s Class A Ordinary Shares, representing approximately 10.9% of the total Class A Ordinary Shares outstanding and 2.5% of the total voting power of the Company as of the date of the Notice, notified the Company that it was proposing to nominate for election to the Company’s board of directors (the “Board”) a director to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2023. Such nominee would be in addition to the director nominees initially proposed by the Board.

Accordingly, the Company has amended the proxy materials for the Meeting to reflect the addition of the director nominee and to reschedule the date of the Meeting.

Enclosed please find an Amended Proxy Statement for the Meeting and amended proxy card for the Meeting. The proxy card previously distributed by the Company on or about September 22, 2022 is no longer valid, and any previously distributed proxy card that is delivered to the Company shall not be deemed valid.

You are cordially invited to attend the rescheduled 2022 Annual General Meeting of Shareholders of REE Automotive Ltd. (the “Rescheduled 2022 Annual General Meeting”) to be held on November 28, 2022, beginning at 5:00 p.m. Israel time (10:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

Our proxy statement for the Rescheduled 2022 Annual General Meeting, which appears in the following pages (the “Proxy Statement”), describes in detail the matters to be acted upon at the Rescheduled 2022 Annual General Meeting. Only shareholders who hold shares at the close of business on October 25, 2022 are entitled to notice of, and to vote at, the Rescheduled 2022 Annual General Meeting and any adjournments thereof.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL PROPOSALS SET FORTH IN THIS PROXY STATEMENT, WITH THE EXCEPTION OF RECOMMENDING TO VOTE “AGAINST” PROPOSAL TWO (FOR REASONS AS DESCRIBED IN THE PROXY STATEMENT).

Whether or not you plan to attend the Rescheduled 2022 Annual General Meeting, it is important that your shares be represented and voted at the Rescheduled 2022 Annual General Meeting. Accordingly, after reading the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Rescheduled 2022 Annual General Meeting.

Very truly yours,
Daniel Barel,
Co-Founder, Chief Executive Officer and Director

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 28, 2022

This Proxy Statement is being furnished to the holders of ordinary shares of REE Automotive Ltd. (“we,” “our”, “REE” or the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the 2022 Annual General Meeting of Shareholders (the “Annual Meeting”). Further information about the Annual Meeting is found below.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these proxy materials?

You have received these proxy materials because the Board of Directors is soliciting your proxy to vote at the Annual Meeting, or any adjournments or postponements of the Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply sign, date and mail the proxy card in the envelope provided or vote in accordance with the instructions on your proxy card, or vote by internet using the instructions on the enclosed proxy card.

How do I attend the Annual Meeting?

The Annual Meeting will be held on November 28, 2022, beginning at 5:00 p.m. Israel time (10:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. Although we intend to hold the Annual Meeting in person, the health and well-being of our employees and shareholders is paramount, and we are closely monitoring developments related to COVID-19. We are mindful of public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to implement any safety measures that we deem prudent or as required by any applicable laws or government orders. We also reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”). We encourage you to vote your shares prior to the Annual Meeting.

Attendance at the Annual Meeting is limited to shareholders of record who held Class A Ordinary Shares or Class B Ordinary Shares of the Company (collectively, “ordinary shares”) at the close of business on October 25, 2022. Each shareholder may appoint only one proxy holder or representative to attend the Annual Meeting on their behalf.

If you attend the Annual Meeting, you will be asked to present valid, government-issued photo identification, such as a driver’s license. If you are a holder of record, the top half of your proxy card or your notice is your admission ticket. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your shares held in street name in person, you must get a legal proxy in your name from the broker, bank or other nominee that holds your shares, and submit it with your vote.

Who can vote at the Annual Meeting?

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on October 25, 2022 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting but may not actually vote their shares in person at the Annual Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of October 17, 2022 (being the last practicable date before the circulation of this proxy statement), there were 243,750,582 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding and entitled to vote at the Annual Meeting.

What am I voting on?

This Proxy Statement describes the proposals on which we would like you, as a shareholder, to vote at the Annual Meeting. This Proxy Statement provides you with information on the proposals, as well as other information about the Company, so that you can make an informed decision as to whether and how to vote your shares.

At the Annual Meeting, shareholders will vote on the following proposals:

Proposal One

To re-elect each of Mr. Arik Shteinberg, Ms. Lilach Geva-Harel, Ms. Michal Marom-Brikman, Mr. Daniel Barel, Mr. Ahishay Sardes, Mr. Hari Nair and Mr. Hans Thomas to serve as directors of the Company, each to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2023 and until his or her respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.

Proposal Two

As proposed by a shareholder of the Company, to elect Mr. Ziv Ironi and approve his terms of service, exculpation and indemnification, to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2023 and until his successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.

Proposal Three	To approve an amendment to the Company’s Compensation Policy.
Proposal Four

To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.

In addition to considering and voting on the above proposals, members of the management team will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

What if another matter is properly brought before the Annual Meeting?

As of the date of this Proxy Statement, our Board of Directors is not aware of any other matters that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, it is the intention of the persons designated as proxies (identified on your proxy card) to vote on those matters in accordance with their best judgment.

Can I change my vote after submitting my proxy?

A shareholder may revoke a proxy submitted prior to the Annual Meeting in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention General Counsel or to its transfer agent, Continental Stock Transfer & Trust Company by mail to 1 State Street — SC-1, New York, NY 10004-1561, c/o Proxy Services, before midnight on the night prior to the time of the Annual Meeting (ii) by written notice of the revocation of the proxy delivered at the Annual Meeting to the chairman of the Annual Meeting or (iii) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy submitted in advance of the Annual Meeting. If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee.

What is the quorum requirement for the Annual Meeting?

Pursuant to the Company’s Amended and Restated Articles of Association (the “Amended and Restated Articles”), the quorum required for the Annual Meeting consists of at least two (2) or more shareholders present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the Company’s voting power. Notwithstanding the foregoing, a quorum for the Annual Meeting also requires the presence in person or by proxy of at least one (1) shareholder holding Class B Ordinary Shares if such shares are outstanding.

If a quorum is not present within half an hour from the scheduled start time for the Annual Meeting, the Annual Meeting will be adjourned to the following business day, at the same time and place (i.e., it will be adjourned to November 29, 2022, beginning at 5:00 p.m. Israel time (10:00 a.m. Eastern Time)), unless otherwise determined at the Annual Meeting in accordance with the Amended and Restated Articles. At such adjourned meeting, the presence in person or by proxy of at least one shareholder holding Class A Ordinary Shares and at least one shareholder holding Class B Ordinary Shares (regardless of the number of Class A Ordinary Shares and Class B Ordinary Shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received voting instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with voting instructions for the Annual Meeting, your broker will not be permitted to vote your shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

How many votes are needed to approve each proposal?

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Annual Meeting is necessary for the approval of each proposal. Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal Three requires, in addition to the affirmative vote of a majority of the voting power represented and voting in person or by proxy at the Annual Meeting, that either: (1) a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the proposal does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 25% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any of the shareholder’s relatives (i.e., a spouse, brother or sister, parent, grandparent, child, as well as child, brother, sister or parent of such shareholder’s spouse, or a spouse of any of the foregoing), or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

The Companies Law requires that each shareholder voting on Proposal Three indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

It is highly unlikely that any of the Company’s public shareholders has a personal interest in the proposal. If you are unable to make this confirmation, please contact investors@ree.auto; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

The Board of Directors unanimously recommends that shareholders vote “FOR” proposals One, Three and Four of the proposals set forth in the Notice and the Proxy Statement.

The Board of Directors, considering the below, unanimously recommends that shareholders vote “Against” proposal Two set forth in the Amended Notice and the Amended Proxy Statement, for the following reasons:

(i)     Mr. Ironi is a litigation lawyer by training and practice with directorship experience in food, bio-tech and sports companies. The Board already includes experts in corporate governance matters and corporate law, including a lawyer. Therefore, the Board believes that nominating Mr. Ironi to the Board would not enhance the Board’s skill set or its diversity.

(ii)    The Company has been working and will continue to proactively work to identify appropriate candidates with industry or other relevant experience that will strengthen the Board’s capabilities and increase its diversity.

Except for the purpose of determining a quorum, abstentions and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of the proposals.

On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Annual Meeting and/or the right to be counted as part of the quorum will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How Do I Vote?

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization; or

By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, or to its transfer agent, Continental Stock Transfer & Trust Company, by mail to 1 State Street — SC-1, New York, NY 10004-1561, c/o Proxy Services, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than 11:59 p.m. EDT on November 27, 2022.

If you sign and return your proxy card appointing the persons designated by the Board of Directors as your proxies without indicating how you want your shares to be voted, your shares will be voted “FOR” each of the proposals.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) for the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board of Directors on any other matters that may properly come before the Annual Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Annual Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Can Shareholders Submit Position Statements?

Shareholders may express their position on the proposals to be voted on at the Annual Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements must be submitted to the Company at its registered offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, no later than November 18, 2022. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov.

Can Shareholders Submit Proposals?

Pursuant to the Companies Law, any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Amended and Restated Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at Kibbutz Glil-Yam 4690500, Israel c/o Corporate Secretary (or, in the absence thereof, c/o the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received by October 27, 2022.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined in the Amended and Restated Articles) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

How can I find out the results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Annual Meeting on a report on Form 6-K that we will file with the SEC after the Annual Meeting.

Who is paying for this proxy solicitation?

The Company will bear the costs of solicitation of proxies for the Annual Meeting, including the preparation, assembly, printing, mailing and distribution of the proxy materials. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. We have also engaged Alliance Advisors to assist us in soliciting proxies for the Annual Meeting. Alliance Advisors will receive $10,000, plus reasonable out of pocket costs and expenses, for its services.

Where Can I Find the Proxy Materials?

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at https://www.cstproxy.com/reeauto/2022. Information about the Annual Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

What if I Need Help Voting My Shares?

Your vote is important. If you have questions about how to vote your shares, you may contact Investor Relations at investors@ree.auto.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company’s ordinary shares, as of October 17, 2022:

•        each person or entity who is known by us to be the beneficial owner of more than 5% of the Company’s outstanding ordinary shares;

•        each of our current executive officers and directors, individually; and

•        all of our executive officers and directors, as a group.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within sixty (60) days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within sixty (60) days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of ordinary shares beneficially owned is computed on the basis of 243,750,582 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding as of October 17, 2022.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
The Phoenix Holdings Ltd.(1)	26,671,811	10.9%	—	*	2.5%
Ziv Aviram	16,574,420	6.9%	—	*	1.5%
Clal Insurance(2)	13,758,023	5.6%	—	*	1.3%
Gil Agmon	17,170,420	7.0%	—	*	1.6%
Ari Raved	11,623,729	4.8%	—	*	1.1%
Executive Officers and Directors
Daniel Barel(3)	41,733,616	14.6%	41,708,555	50.0%	42.6%
Ahishay Sardes(4)	41,708,615	14.6%	41,708,555	50.0%	42.6%
David Goldberg	—	*	—	*	*
Joshua Tech	—	*	—	*	*
Keren Shemesh(5)	945,685	*	—	*	*
Avital Futterman	—	*	—	*	*
Tali Miller(6)	1,341,893	*	—	*	*
Arik Shteinberg(7)	8,444,234	3.4%	—	*	*
Hari Nair(8)	2,487,186	1.0%	—	*	*
Lilach Geva-Harel(9)	8,130	*	—	*	*
Michal Marom-Brikman(10)	8,130	*	—	*	*
Hans Thomas(11)	1,387,552	*	—	*	*
All Executive Officers and Directors as a Group	98,065,041	29.3%	83,417,110	100.0%	86.5%

____________

*        Less than 1%.

(1)      Based on a SC 13G filed on April 5, 2022. The securities reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Phoenix Subsidiaries”). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(2)      The Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., (“Clal”). Includes Clal Insurance Company Ltd. (for Profit Participating Policies) and Clal Pension and Provident Funds Ltd, a wholly-owned subsidiary of Clal Insurance Company Ltd, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. In addition, Clal Insurance Company Ltd. holds shares for its Nostro, which makes independent voting and investment decisions. The address of Clal is 36 Raul Wallenberg Rd., Tel Aviv, Israel.

(3)      Reflects 25,000 Class A Ordinary Shares and 41,708,616 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.

(4)      Reflects 41,708,615 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.

(5)      Reflects 945,685 Class A Ordinary Shares underlying options that are vested and exercisable, with an exercise price of $0.37 and which expire which expire between January 23, 2030 and January 31, 2032.

(6)      Reflects 1,341,893 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.23 and which expire between May 14, 2028 and January 31, 2032.

(7)      Reflects 4,550,665 Class A Ordinary Shares and 3,893,569 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $1.55 and which expire between December 6, 2028 and May 26, 2030.

(8)      Reflects 618,067 Class A Ordinary Shares and 1,869,119 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $1.20 and which expire between November 27, 2029 and July 20, 2031.

(9)      Reflects 8,130 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.00 and which expire on November 1, 2031.

(10)    Reflects 8,130 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.00 and which expire on November 1, 2031.

(11)    Reflects 1,384,168 Class A Ordinary Shares and 3,384 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.00 and which expire on July 22, 2031.

Voting Power

Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A Ordinary Share is entitled to one (1) vote per share and each Class B Ordinary Share is entitled to ten (10) votes per share.

PROPOSAL ONE

RE-ELECTION OF BOARD OF DIRECTORS

Background

Under the Amended and Restated Articles, the number of the Company’s directors is fixed at not less than three (3) and no more than eleven (11). The minimum and maximum number of directors may be changed only by a resolution adopted at a general meeting of shareholders, by (i) so long as Class B Ordinary Shares remain outstanding, a majority of the total voting power of the shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the shareholders.

The Board of Directors is presently composed of seven (7) members.

In accordance with the Companies Law, each director nominee has certified to the Company that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company. Such certifications will be available for inspection at the Annual Meeting.

The following is a brief biography of each director nominee.

Name	Age	Position
Arik Shteinberg	57	Chairman of the Board of Directors
Daniel Barel	43	Co-Founder, Chief Executive Officer and Director
Ahishay Sardes	41	Co-Founder, Chief Technology Officer and Director
Michal Marom-Brikman	53	Director
Lilach Geva-Harel	46	Director
Hari Nair	62	Director
Hans Thomas	45	Director

Arik Shteinberg has served on the Board of Directors since 2018. Mr. Shteinberg serves as a director of Leumi Partners Ltd. He also serves on the board of trustees of the Academic College of Tel Aviv-Yaffo. Mr. Shteinberg served on the board of directors of Paz Oil Company Ltd. until December 2021 and on the board of Partner Communication until January 2021. Mr. Shteinberg served from 2006 to 2010 as chairman of the board of directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, overseeing their business strategies on behalf of York Capital. Between 1999 and 2003, Mr. Shteinberg was Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard & Poor’s). Prior to that, Mr. Shteinberg served as Chief Executive Officer of Etgar-Portfolio Management Trust Co., owned by Bank Mizrahi-Tefahot. He also served on the advisory boards of Mobileye Technologies and Novotrans Group SA. Mr. Shteinberg studied Economics at Tel Aviv University.

Daniel Barel has been the Chief Executive Officer of the Company since 2013 and has served on the Board of Directors since 2013. Mr. Barel is an entrepreneur and businessperson who founded several startups in the fields of medical devices, cyber security and software applications. He serves as chairman of SpecterX, an Israeli data management company he co-founded in 2017. He also served as Chairman of WOOOF, a social networking platform that he founded in 2012. Between 2007 and 2013, Mr. Barel served as Chief Executive Officer of CAUTES International, a boutique business consulting firm in Hong Kong that he founded in 2007. Mr. Barel holds a Bachelor of Arts in Economics and Business Administration from the Hebrew University.

Ahishay Sardes has been the Chief Technology Officer of the Company since 2013 and has served on the Board of Directors since 2021. Mr. Sardes has over 15 years of experience in engineering including mechanics, electronics, software and research. From 2008 to 2013, he served as Head of Engineering at ZIV-AV Technologies, an Israeli engineering company. Mr. Sardes holds a Bachelor of Science in Mechanical Engineering from the Afeka Tel Aviv Academic College of Engineering.

Michal Marom-Brikman has served on the Board of Directors since 2021. She specializes in financial and business structures, business deals and corporate governance. Ms. Marom-Brikman has significant experience on public company boards; she is on the board of Partner Communications Co. (Nasdaq: PTNR) and is a board member of the Ichilov Medical Center & Hospital and a member of its investment committee. Ms. Marom-Brikman also served as Co-Founder and CFO of Linkury Technology International Group and as a professional assistant to the president of the CPA Institute in Israel and was chairman of the audit committee of the Halman Aldubi investment house. Ms. Marom-Brikman serves as a director in the following firms: Union Bank, Spectronix, Naaman Vardinon, Biomedix incubator, ADO group, Arko holdings, Algomizer and Dan Transportation. Ms. Marom-Brikman holds an MA in Finance from the Baruch College of Management, NYU and a BA from the College of Management Academic Studies in Israel.

Lilach Geva-Harel has served on the Board of Directors since 2021. Since 2019, Ms. Geva-Harel has served as Executive Vice President and Global General Counsel at ICL Group (NYSE: ICL), a global specialty minerals company, leading global legal and compliance as well as regulatory and government relations. Prior to joining ICL, Ms. Geva-Harel served as Deputy CEO, Chief of Staff and General Legal Counsel of Psagot Investment House Ltd. from 2009 to 2018, and before that she served as a partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Partners (GKH), a law firm specializing in capital markets, securities law and M&A. Ms. Geva Harel has more than two decades of leadership experience advising boards, leading corporate governance and operating in complex regulatory environments. Ms. Geva Harel holds an LL.B and LL.M degrees from Bar Ilan University.

Hari Nair has served on the Board of Directors since 2019. Mr. Nair is a global technology investor and corporate advisor with over thirty-five years of experience in the automotive and commercial vehicle industries. He has been Chief Executive Officer of Anitar Investments LLC since 2015. Since 1987, Mr. Nair has held numerous executive positions at Tenneco Inc., including serving as the company’s Chief Operating Officer from 2010 to 2015. Prior to that he served as a senior financial analyst at General Motors Corporation. Mr. Nair currently serves on the board of directors at Musashi Seimitsu Industry, O-I Glass Inc. and as chairman of Sintercom India Ltd. He previously served as a board member for Delphi Technologies PLC from 2017 to 2020 and Tenneco’s board of directors from 2009 until 2015. Mr. Nair holds a Bachelor of Science in Engineering from Bradley University and a Master’s in Business Administration from the University of Notre Dame.

Hans Thomas has served on the Board of Directors since 2021. Mr. Thomas is an entrepreneur and technology investor with over twenty years of experience in senior investment and portfolio company founder roles. Mr. Thomas is the Founding Partner of 10X Capital, an NYC-based venture capital firm whose portfolio companies include Robinhood, DraftKings, Palantir, 23andMe, Wish and Compass Therapeutics, where he has served as Chief Executive Officer since 2004. Mr. Thomas is also the Chairman of Growth Technology Partners, originally a San Francisco-based venture capital firm acquired by 10X Capital in 2019. Prior to 10X Capital, Mr. Thomas was an Executive Director at One Zero Capital, a NYC-based asset manager. In 2015, Mr. Thomas co-founded TheNumber, an institutional big data analytics technology platform. Mr. Thomas was also a founding team member of InternetCash in 1999. Mr. Thomas attended New York University.

Director Independence

Nasdaq corporate governance rules require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our Board of Directors has determined that each of Arik Shteinberg, Hari Nair, Hans Thomas, Michal Marom-Brikman and Lilach Geva-Harel is an independent director as defined under the Nasdaq corporate governance rules.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies that do not have a “controlling shareholder” and with shares traded on certain U.S. stock exchanges including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, REE has elected to “opt out” from the Companies Law requirement to appoint external directors.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Lilach Geva-Harel, Michal Marom-Brikman and Hari Nair. Ms. Geva-Harel serves as the chairperson of the audit committee. Each of the members of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our Board of Directors has determined that Ms. Marom-Brikman is an audit committee financial expert as defined by the SEC rules.

Our Board of Directors has determined that each member of our audit committee is independent, as such term is defined in Rule 10A3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the audit committee.

Compensation Committee

Under Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Lilach Geva-Harel, Michal Marom-Brikman and Hans Thomas. Ms. Marom-Brikman serves as chairperson of the compensation committee. Our Board of Directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the compensation committee.

Diversity of the Board of Directors

Board Diversity Matrix
(As of October 20, 2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to re-elect each of Mr. Arik Shteinberg, Mrs. Lilach Geva-Harel, Mrs. Michal Marom-Brikman, Mr. Daniel Barel, Mr. Ahishay Sardes, Mr. Hari Nair and Mr. Hans Thomas to serve as directors of the Company, each to hold office until the close of business of the annual general meeting of shareholders to be held in 2023 and until his or her respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.”

Required Vote

See “How many votes are needed to approve each proposal?” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

ELECTION OF MR. ZIV IRONI, A NOMINEE TO THE BOARD OF DIRECTORS

Background

In accordance with the Companies Law, The Phoenix Holdings Ltd. which owns the requisite voting share rights for such purposes, has notified the Company that it intends to present the following proposal at the Annual Meeting: to elect Mr. Ziv Ironi as a director of the Company.

After consideration by the Compensation Committee, Audit Committee and Board of Directors, the Board of Directors has found that the proposed item is suitable for discussion at the Annual Meeting.

If elected, Mr. Ironi will serve in addition to the directors elected in Proposal One of this Proxy Statement. In accordance with the Companies Law, Mr. Ironi has certified to the Company that he satisfies all of the requirements of the Companies Law to serve as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company. Such certification will be available for inspection at the Annual Meeting.

The following is a brief biography of the director nominee.

Name	Age	Position
Ziv Ironi	64	Nominee

Mr. Ziv Ironi is the founder and owner of Ziv Ironi Advocates & Notary, where he has practiced corporate and securities law since 2003. He currently serves on the board of directors of Willy-Food Investments Ltd. and Kadimastem Ltd., both of which are listed on the Tel Aviv Stock Exchange, and is chairman of a private company in the food sector. Mr. Ironi holds an LL.B and LL.M from Tel Aviv University and has taken a senior directors’ course at Tel Aviv University.

Director Independence

Mr. Ironi provided us with a “Declaration of Competence” prior to the publication of the notice of general meeting of shareholders, declaring that he fulfills all the qualifications of an independent director under the Nasdaq corporate governance rules related to independent directors, and our Board of Directors has determined that Mr. Ironi would qualify as an independent director as defined under such rules. Mr. Ironi’s declaration also includes a confirmation that he satisfies the eligibility requirements under applicable SEC rules for membership of an audit committee. Such declaration is available for review at our offices, at the address set forth above, during regular business hours.

Terms of Service, Exculpation and Indemnification for Mr. Ironi

In accordance with the Company’s Compensation Policy, if elected to the Board Mr. Ironi will receive the compensation consistent with that granted to all other non-executive directors of the Company. In July 2021, our shareholders amended and re-adopted the compensation policy for our non-executive directors. Pursuant to the amended compensation policy, the non-executive directors are paid an annual cash retainer and receive a fixed equity grant mechanism. The policy does not provide for the payment of any benefits upon termination of any non-executive director’s service.

Cash retainer.    The annual retainer for board membership is $50,000, payable quarterly, with the Chairman of the board of directors paid a supplemental annual fee of $50,000, paid quarterly. The annual retainer for committee membership is $10,000 for audit committee membership, $7,500 for membership of the compensation committee, and $5,000 for membership of each nominating and corporate governance committee. The annual retainer for serving as chair of the audit committee, the compensation committee and the nominating and corporate governance committee is $20,000, $15,000 and $10,000, respectively.

Initial equity awards.    Each non-employee director is granted an initial grant of $100,000 worth of RSUs to purchase ordinary shares, plus a prorated portion of $150,000, which will be granted on the date of the director’s election or appointment to the Board, based on the closing share price on the date of grant. The prorated portion will be determined by multiplying $150,000 by (i) the number of days remaining from the date of appointment or election until the next annual meeting of shareholders (ii) divided by 360. Each such grant will vest in three equal installments on the first, second and third anniversaries of the date of grant or on the date of the annual meeting of shareholders in the first, second and third years following the date of grant, whichever is earlier in any year. For eligible Israeli directors, such grants will be made in accordance with the capital gains track under Section 102 of the Israeli Income Tax Ordinance and the REE Automotive Ltd. 2021 Share Incentive Plan.

Annual equity awards.    Each current and future non-employee director will receive an annual grant of RSUs in the amount of $150,000 (in the case of the Chairman of the Board, $200,000, which the Chairman may elect to receive in whole or in part in quarterly installments of cash instead of RSUs, or some combination thereof), which will be granted at each annual meeting of shareholders at which such non-employee director is reelected, based on the closing share price on the date of grant. A non-employee director who is first elected at an annual meeting of shareholders will receive the full $150,000 Initial RSU Grant but will not receive an Annual RSU Grant for the year in which he or she is elected. Each such grant will vest in one installment on the first anniversary of the date of grant or the annual meeting of shareholders immediately following the date of grant, whichever is earlier. For eligible Israeli directors, such grants will be made in accordance with the capital gains track under Section 102 of the Israeli Income Tax Ordinance and the 2021 REE Automotive Ltd. Share Incentive Plan.

All RSU grants will be fully accelerated upon a change of control of the Company.

In addition, if elected, Mr. Ironi would be covered by any D&O liability insurance in effect as of the date of his election and thereafter purchased by the Company from time to time in accordance with the provision of the Compensation Policy. Also, if elected, he would be granted by the Company an exculpation and indemnification letter consistent with that provided to other directors of the Company.

Proposed Resolution

At the Annual Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, to elect Mr. Ziv Ironi (and approve his terms of service, exculpation and indemnification, as described above), to hold office until the close of business of the annual general meeting of shareholders to be held in 2023 and until his successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.”

Required Vote

See “How many votes are needed to approve each proposal?” above.

Board Recommendation

The Board carefully considered this proposal and, for the reasons summarized below, unanimously recommends that you vote “AGAINST” the proposed resolution:

(i)     Mr. Ironi is a litigation lawyer by training and practice with directorship experience in food, bio-tech and sports companies. The Board already includes experts in corporate governance matters and corporate law, including a lawyer. Therefore, the Board believes that nominating Mr. Ironi to the Board would not enhance the Board’s skill set or its diversity.

(iii)   The Company has been working and will continue to work proactively to identify appropriate candidates with industry or other relevant experience that will strengthen the Board’s capabilities and increase its diversity.

The Phoenix Holdings Ltd. failed to provide a persuasive explanation to the Board that adoption of the proposed resolution would result in better functioning of the Board, make it act in a more efficient or effective way, or otherwise that such proposed resolution represents good corporate practice. Therefore, the Board recommends that Company shareholders vote AGAINST the proposed resolution.

PROPOSAL THREE

TO APPROVE AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Background

The Company’s shareholders have previously approved the compensation of the Chairperson of the Board of Directors and the other non-executive directors, such that each non-executive director is entitled to receive an annual retainer of $50,000 in cash for service on the Board of Directors (with the chairman receiving a supplemental annual fee of $50,000) and an annual equity grant in the amount of $150,000 (in the case of the Chairman of the Board, $200,000, which the Chairman may elect to receive in whole or in part in quarterly installments of cash instead of RSUs, or some combination thereof), which will be granted at each annual meeting of shareholders at which such non-employee director is reelected, based on the closing share price on the date of grant. In addition, audit committee members receive an additional annual fee of $10,000 (with the chair receiving $20,000), compensation committee members receive an additional annual fee of $7,500 (with the chair receiving $15,000) and nominating and governance committee members receive an additional annual fee of $5,000 (with the chair receiving $10,000).

Cash fees for Board of Directors and committee service are payable quarterly in arrears. In order to further align their compensation with shareholder value, the non-executive directors have requested to receive, and the Compensation Committee and the Board of Directors wishes to permit them to receive, in lieu of such quarterly cash fees, Class A Ordinary Shares having an equivalent fair market value on the date the cash compensation is payable. Accordingly, shareholders are being asked to approve an amendment to our Compensation Policy that permits non-executive directors who so elect to receive Class A Ordinary Shares in lieu of the cash retainer. Approval of this proposal will also be deemed to constitute approval of the issuance of Class A Ordinary Shares, in an amount equivalent to the quarterly cash fees, to the Chairperson of the Board of Directors or to any other non-executive director who elects to receive such shares in lieu of the quarterly cash fees that are payable to the director, subject to the approval of the Compensation Committee and the Board of Directors of any such issuance.

In evaluating this request from our non-executive directors, we considered the importance of aligning our director pay with shareholder value, by enabling our directors to receive equity in the Company in lieu of their cash retainer fees. By receiving Class A Ordinary Shares in lieu of quarterly cash fees, our non-executive director compensation would be further aligned with our shareholders and the value we hope to achieve for our shareholders in the future. As a result of these considerations, we view this proposal and its approval as a mechanism to further align compensation with shareholder value, as well as to align our director pay with market practice by providing our directors with the option to receive equity in lieu of their cash fees.

In practice, this proposal will effectively function as a technical amendment, insofar as our non-executive director compensation will not change as a result of this proposal. We are not proposing any increase or decrease in non-executive director pay, but rather only providing our directors with the option to receive equity in the same amount that they would otherwise be eligible to receive in cash for their service on our Board, which in our opinion is a common feature of market practice for director compensation in our industry.

Notwithstanding the benefits described above, including our desire to further align director pay with shareholder value and market practice, we also considered the impact of this proposal on our overall dilution management strategy. In particular, the Company is committed to vigilant management of dilution and seeks to take steps to manage the long-term effects of its equity grant programs. The equity that would be issued, if so issued, pursuant to this amendment to our compensation policy would have a negligible impact on the dilution of the shareholders’ holdings. As part of our disciplined approach towards managing dilution, we agreed that it was appropriate to provide our directors with the ability to choose to receive Class A Ordinary Shares in lieu of cash fees, which provides advantages for our dilution strategy over other types of equity, such as options, and presents a clearer alignment between the Company and our equity strategy. Moreover, in considering this proposal, our Board determined that this proposal minimizes risk in our director compensation program.

In addition, the Compensation Committee and Board of Directors approved the amendment described above as they believe it provides an appropriate framework to promote the Company’s objectives and allows the Company to create appropriate incentives to our non-executive Directors while taking into consideration the size and nature of operations of the Company as well as the competitive environment in which the Company operates.

If this Proposal Three is approved at the Meeting, our non-executive directors will have the ability to receive, in lieu of such quarterly cash fees, Class A Ordinary Shares having an equivalent fair market value on the date the cash compensation is payable, and the Company would then be authorized, pursuant to this Proposal Three, to issue Class A Ordinary Shares in an amount equivalent to the quarterly cash fees to any non-executive director who elects to receive such shares in lieu of the quarterly cash fees. The proposed amendment is in accordance with, and Class A Ordinary Shares will be issued pursuant to, the Company’s Share Incentive Plan (the REE Automotive Ltd. 2021 Share Incentive Plan) previously approved by and disclosed to our shareholders.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to amend the Company’s Compensation Policy by adding a new Section 4.1.2A, which will read as follows: ‘The Chairperson of the Board of Directors, an external director, if any, and an independent director of the Company may elect to receive, in lieu of quarterly cash fees, Class A Ordinary Shares of the Company having an equivalent fair market value on the date the cash compensation is payable.’”

Required Vote

See “How many votes are needed to approve each proposal?” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent registered public accounting firm and to authorize the Board of Directors to determine the independent registered public accounting firm’s remuneration. The Nasdaq corporate governance rules require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent registered public accounting firm.

At the Annual Meeting, shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (the “Firm”), as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023, and to authorize the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm. The Firm has served as the Company’s independent registered public accounting firm since 2015.

For information on the fees paid by the Company and its subsidiaries to the Firm in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 28, 2022.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.”

Required Vote

See “How many votes are needed to approve each proposal?” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the best interest of the Company.

By Order of the Board of Directors
Arik Shteinberg
Chairman of the Board of Directors

October 20, 2022